ERIC SPROTT PURCHASES 10 MILLION NEWMARKET GOLD COMMON SHARES AT $2.25 PER SHARE

Vancouver, B.C. – April 4, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI) (OTCQX:NMKTF) is pleased to report that Eric Sprott has agreed to purchase 10,000,000 common shares of Newmarket from Luxor Capital Partners LP (“Luxor”) and affiliates at a price of $2.25 per share for total consideration of $22.5 million. Together with Mr. Sprott’s prior shareholdings in Newmarket, Mr. Sprott will own 15,151,196 common shares in Newmarket representing an approximate 8.7% ownership in the Company. Luxor also granted Mr. Sprott a right of first refusal to purchase up to an additional 16,200,000 common shares of Newmarket that expires December 31, 2016.

Douglas Forster, President and Chief Executive Officer of Newmarket stated: “Mr. Sprott is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors. Newmarket is very pleased to have Eric as a larger shareholder of the Company and we appreciate his continued support as we continue to focus on creating shareholder value from our three producing gold mines in Australia.”

Eric Sprott stated: “Newmarket has a strong management team and Board of Directors. I am impressed with the progress that Newmarket has made with record gold production in 2015, the very positive outlook for production growth and operating cost reductions and its strong balance sheet with essentially no debt. I look forward to being a supportive shareholder and participating in the growth of the Company.”

Luxor and affiliates continue to hold 50,090,697 common shares of Newmarket representing an approximate 28.7% ownership in the Company with Luxor’s shareholdings being locked-up and restricted from trading until July 10, 2016. Newmarket has approximately 174.7 million shares issued and outstanding.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
416.847.1847
llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
604.559.8040
rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating operating cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

About Eric Sprott

After earning his designation as a chartered accountant, Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (now Cormark Securities Inc.) which today is one of Canada’s largest independently owned institutional brokerage firms. After establishing Sprott Asset Management LP in December 2001 as a separate entity, Mr. Sprott divested his entire ownership of Sprott Securities to its employees. Mr. Sprott recently resigned from his position as the lead portfolio manager at Sprott Asset Management (a Toronto-based alternative asset manager) and remains Chair of the board of Sprott Inc. Sprott Inc. is a leading alternative asset manager with a proud history of delivering outstanding long-term performance to its clients through a diverse range of innovative products and investments strategies which includes Sprott Asset Management LP.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.